Van Kampen Senior Loan Fund

77. E Litigation
On September 28, 2001 and October 11, 2001, separate complaints were filed in the United States District Court for the Northern District of Illinois each by a shareholder of the Fund against the Fund, the Adviser, Van Kampen Funds Inc. and certain directors and officers of the Fund. The respective complaints, framed as class actions, allege misstatements and omissions in the Fund's registration statements in violation of the federal securities laws. The separate complaints were consolidated on or about December 15, 2001, and the class was certified on or about August 26, 2002. The consolidated action is entitled Abrams et al. v. Van Kampen Funds, Inc., et al., No. 01 C 7538 (N.D. Ill., Hart J.). On June 3, 2005, the Court preliminarily approved a pretrial settlement of this class action in the amount of $31,500,000. A fairness hearing on the settlement has been scheduled for November 16, 2005. Under the terms of the proposed settlement, the Fund will not be responsible for the settlement amount.